June 7, 2013

VIA EDGAR

Mr. Daniel L. Gordon
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:     DuPont Fabros Technology, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 1-33748
DuPont Fabros Technology, L.P.
Form 10-K for the Year Ended December 31, 2012
Filed February 21, 2013
File No. 333-165465-17

Dear Mr. Gordon:

Reference is made to your letter, dated May 13, 2013, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2012. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. and DuPont Fabros Technology, L.P. (the “Company” or “we”) together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Asset Impairment Evaluation, page 48

1.
We note that NJ1 Phase I was placed in service on November 1, 2010 and remains only 39% leased as of December 31, 2012. Furthermore, a tenant at NJ1 has restructured its lease and may defer two-thirds of its base rent over the next 18 months. Please clarify to us how you determined that no impairment of this property existed as of December 31, 2012. In your response, provide details of your analysis including your significant assumptions with regards to leasing.

1212 NEW YORK AVENUE, NW, SUITE 900, WASHINGTON, DC 20005
TEL. (202) 728-0044 FAX (202) 728-0220

COMPANY RESPONSE: On a quarterly basis, we review our data centers for the existence of indicators of impairment as defined by ASC 360-10. The indicators of impairment as listed in ASC 360-10 are as follows:
a. A significant decrease in the market price of a long-lived asset (asset group)

b. A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

c. A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

d. An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

e. A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

f. A current expectation that, more likely than not,6 a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

As of December 31, 2012, none of the above indicators of impairment existed other than an operating loss for the year ended December 31, 2012, combined with a history of operating losses since placement in service. NJ1 Phase I was placed in service in the fourth quarter of 2010, and during the lease-up of a data center, operating losses are expected and are not unusual. Therefore, during the lease-up period, operating losses are not considered an indicator of impairment. Although management initially concluded that indicators of impairment did not exist, we performed further analysis on this property to confirm.

We believe we are receiving more than enough demand to fully lease NJ1 Phase I in the near future. Tier 1 Research, in their December 2012 report titled “North American Multi-Tenant Datacenter Supply,” noted that the New York City market, the market that NJ1 Phase I is in, will have an increase in demand of 16% in 2013 versus an increase of supply of 8%. In 2014, Tier 1 Research indicates that demand is expected to increase 15% while supply is expected to increase 8%. This forecast points to the lease up of existing vacancy in the NJ1 Phase I market. We are experiencing increased interest from potential tenants in this facility since it performed well in Hurricane Sandy. Given our current lease and operating expense recovery rates, substantially less than all of NJ1 Phase I would need to be leased to recover the carrying value of NJ1 Phase I over its remaining estimated useful life.

The Company's forecasts of cash flows demonstrate that the carrying value of NJ1 Phase I will be fully recovered well in advance of the estimated useful life of NJ1 Phase I, which is over in 2040.

Based on the aforementioned, management concluded that NJ1 Phase I was not impaired as of December 31, 2012.

The lease restructuring at NJ1 Phase I allows the tenant to defer two-thirds of its base rent over the next 18 months. The maximum amount that can be deferred is $3.0 million. Any amounts deferred are added to a note receivable that earns a market interest rate which is due December 31, 2016. The lease restructuring is provided for in our two-year plan as of January 1, 2013 based on the terms of the restructuring and therefore, does not impact our analysis of impairment.

1212 NEW YORK AVENUE, NW, SUITE 900, WASHINGTON, DC 20005
TEL. (202) 728-0044 FAX (202) 728-0220

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 478-2333 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster
Chief Accounting Officer

1212 NEW YORK AVENUE, NW, SUITE 900, WASHINGTON, DC 20005
TEL. (202) 728-0044 FAX (202) 728-0220